Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Sirius Satellite Radio Inc. for the offer to exchange all $500,000,000 in aggregate principal of the 9 5/8% Senior Notes due 2013 and to the incorporation by reference therein of our reports dated March 16, 2005, with respect to the consolidated financial statements and schedule of Sirius Satellite Radio Inc. and Subsidiary (the “Company”) and with respect to the balance sheet of Satellite CD Radio, Inc., the Company management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

New York, New York September 7, 2005	/s/ ERNST & YOUNG, LLP